SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Alchemical Capital Corp.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Basilio Chen
Advanced Water Technologies Inc.
1001 Bayhill Drive, 2nd Floor
San Bruno, California 94066
(650) 438-0928
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

April 21, 2010
(Date of Event which Requires Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following:  ☐

CUSIP NO.: N/A
SCHEDULE 13D

1	NAME OF REPORT PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Advanced Water Technologies Inc. - Tax Identification No.: 26-2770391
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 2,970,000 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER 2,970,000 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,970,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 99%
14	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP NO.: N/A

Item 1.   Security and Issuer.

This statement on Schedule 13D relates to the common stock (“Common Stock”) of Alchemical Capital Corp., a Florida corporation (the “Company”), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The principal executive offices of the Company are located at 1001 Bayhill Drive, 2nd Floor, San Bruno, California  94066.

Item 2.   Identity and Background.

This statement is filed on behalf of Advanced Water Technologies Inc., a Nevada corporation.  The address of the principal business and principal office of Advanced Water Technologies Inc. is 1001 Bayhill Drive, 2nd Floor, San Bruno, California  94066.  Advanced Water Technologies Inc. is a water technology company.

The name, business address and present principal occupation or employment of each of the directors and executive officers of Advanced Water Technologies Inc., is set forth below.  Each person’s business address is 1001 Bayhill Drive, 2nd Floor, San Bruno, California 94066.  Each person is a citizen of the United States of America.

Basilio Chen
Chief Executive Officer, President and Chairman of the Board of Directors
Advanced Water Technologies Inc.

Benjamin Chen
Secretary, Treasurer and Director
Advanced Water Technologies Inc.

Basilio Chen.  Basilio Chen has served as the Chairman of the Board, President, Chief Executive Officer, Secretary and Treasurer of Alchemical Capital Corp. since April 21, 2010.  From 2005 until present, Basilio Chen has served as the Managing Partner of Evotech Management Corporation, an international strategic consulting firm.  From March 2008 until present, Basilio Chen has been the Chairman of the Board and from January 2009 until present Chief Executive Officer of Advance Water Technologies Inc., a water technology company.  Basilio Chen has over 25 years of experience in the telecommunications, computer, green technologies, and health industries, and over 15 years in management and finance.  Basilio Chen is an alumni of La Salle College, Panama, an Eta Kappa Nu and Tau Beta Pi graduate in Electronics & Electrical Engineering (Cum Laude) from California Polytechnic State University.  In 1975, Basilio Chen attended the Florida State University Master of Business Administration program and subsequently as a post-graduate at the University of British Columbia in 1976, focusing his research in Dynamic Signature Pattern Recognition and Shannon's Information Theory.  Basilio Chen is a registered professional engineer in the Republic of Panama.  Basilio Chen has given over 200 seminars worldwide in topics ranging from technology, business and health.  Basilio Chen is fluent in English, Chinese and Spanish.

Benjamin Chen. Benjamin Chen has served as the Secretary, Treasurer and Director of Advanced Water Technologies Inc since March of 2008.  From 2005 until present, Benjamin Chen has served as the Project Director of Evotech Management Corporation, an international strategic advisory and management firm.  In 2006, Mr. Chen graduated from San Francisco State University and received a Bachelor of Science degree in Cell and Molecular Biology.

During the last five years, neither Advanced Water Technologies Inc., nor Basilio Chen or Benjamin Chen, its principals, have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

CUSIP NO.: N/A

Item 3.   Source and Amount of Funds or Other Consideration.

On April 21, 2010, Advanced Water Technologies Inc. consummated the acquisition of 99 percent (99%) of the issued and outstanding shares of common stock of the Company pursuant to that certain Share Purchase and Sale Agreement (the “Purchase Agreement”) dated April 21, 2010 among the Company, Advanced Water Technologies Inc., Narayan Capital Funding Corp. and Willowhuasca Wellness, Inc. for the purchase of 2,970,000 shares of common stock of the Company held by Narayan Capital Funding Corp. and Willowhuasca Wellness, Inc. for a cash payment of $30,000.  The source of the funds for the purchase price was provided by working capital from Advanced Water Technologies Inc.  The description of the Purchase Agreement contained in this Schedule 13D is qualified in its entirety by reference to the Purchase Agreement, which is incorporated by reference to Exhibit 1 hereto.

Item 4.   Purpose of Transaction.

The purpose of the acquisition of the shares of the Company’s Common Stock undertaken by Advanced Water Technologies Inc. was to effect a change in control of the Company, including a change in its business and management.  Basilio Chen was appointed as the sole officer and director of the Company on April 21, 2010 and replaced the existing sole officer and director.  The acquisition resulted in Advanced Water Technologies Inc. becoming the owner of 2,970,000 shares of the outstanding shares of common stock of the Company, or 99 percent (99%) of the issued and outstanding shares of common stock of the Company.  Basilio Chen is the Chairman of the Board, Chief Executive Officer and President of Advanced Water Technologies Inc. and Benjamin Chen is the Treasurer, Secretary and a Director of Advanced Water Technologies Inc.

Any alternatives that Advanced Water Technologies Inc. may pursue will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices for the Common Stock, the financial condition, results of operations, and prospects of the Company, and general economic, financial market, and industry conditions.  Advanced Water Technologies Inc. intends to review the performance of its investments and consider or explore a variety of alternatives, including without limitation a change in the management and business of the Company and an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries.  Advanced Water Technologies Inc. reserves the right to act in concert with any other shareholders of the Company, or other persons, for a common purpose should it determine to do so, and/or to recommend courses of action to the Company’s management, the Company’s Board of Directors, the Company’s shareholders and others, or take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4.  Notwithstanding anything to the contrary contained herein, Advanced Water Technologies Inc. specifically reserves the right to change its intention with respect to any or all of such matters.  Any alternatives that Advanced Water Technologies Inc. may pursue will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices for the Common Stock, the financial condition, results of operations, and prospects of the Company, and general economic, financial market, and industry conditions.

Other than as described above, Advanced Water Technologies Inc. does not have any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above (although Advanced Water Technologies Inc. reserves the right to develop such plans).

CUSIP NO.: N/A

Item 5.   Interest in Securities of the Issuer.

(a) and (b) As of April 21, 2010, (i) 2,970,000 shares of Common Stock of the Company were issued to Advanced Water Technologies Inc., (ii) 27,000 shares of Common Stock of the Company were issued to Narayan Capital Funding Corp. and (iii) 3,000 shares of Common Stock of the Company were issued to Willowhuasca Wellness, Inc., which represent all of the issued and outstanding shares of Common Stock of the Company.  Basilio Chen is the Chairman of the Board, Chief Executive Officer and President of Advanced Water Technologies Inc. and Benjamin Chen is the Treasurer, Secretary and a Director of Advanced Water Technologies Inc., as a result thereof, such persons have the ability to vote all of the shares of Common Stock of the Company owned by Advanced Water Technologies Inc.

(c) Neither Advanced Water Technologies Inc., Basilio Chen nor Benjamin Chen has effected any transaction in the Common Stock of the Company during the past 60 days.

(d) No other person is known by Advanced Water Technologies Inc. to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by Advanced Water Technologies Inc.

(e) Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Advanced Water Technologies Inc. or any person, with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities of the Company, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits.

EXHIBIT NO.	DESCRIPTION
10.1

Share Purchase and Sale Agreement dated April 21, 2010, by and among Alchemical Capital Corp., Advanced Water Technologies Inc., Narayan Capital Funding Corp. and Willowhuasca Wellness, Inc. (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K of Alchemical Capital Corp. filed on April 23, 2010 with the Securities and Exchange Commission).

CUSIP NO.: N/A

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 3, 2010

ADVANCED WATER TECHNOLOGIES INC.

By:	/s/ Basilio Chen
Name:	Basilio Chen
Title:	President